                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

   PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 373 DATED FEBRUARY 6,
                                2004 -- NO. 431

[GOLDMAN SACHS LOGO]

                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                           -------------------------

                                   $5,000,000
               Floating Rate Exchangeable Notes due September 2011
             (Exchangeable for Common Stock of Cendant Corporation)
                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 373, relating to the exchangeable notes, should be read together. Because the exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 373 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 373, unless the context requires otherwise.

     The exchangeable notes offered by this pricing supplement, which we call the "notes" or the "offered notes", have the terms described in the accompanying prospectus supplement no. 373, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: $5,000,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.6% of the face amount

TRADE DATE: September 13, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): September 20, 2004

STATED MATURITY DATE: September 20, 2011, unless extended for up to six business days

INTEREST RATE (COUPON): the offered notes are floating rate notes. Interest will accrue on the outstanding face amount of your note and will be calculated and paid as described in the accompanying prospectus dated February 6, 2004 with regard to floating rate notes. The first two paragraphs of the subsection "General Terms of the Exchangeable Notes -- Interest Payments" in the accompanying prospectus supplement no. 373 will not apply to your note.

BASE RATE: LIBOR, as determined by the calculation agent as described in the accompanying prospectus supplement dated February 6, 2004 under "Description of Notes We May Offer -- Interest Rates -- Floating Rate Notes -- LIBOR Notes", which will be the arithmetic mean of the offered rates appearing on the Moneyline Telerate LIBOR page unless that page by its terms cites only one rate, in which case that rate, as of 11:00 A.M., London time, on the relevant interest determination date

INDEX MATURITY: six months

INITIAL BASE RATE: 2.08%

SPREAD: minus 2.00% per annum

MINIMUM RATE: 0%

MAXIMUM RATE: none

INTEREST RESET DATES: March 20 and September 20 of each year, commencing on March 20, 2005, unless adjusted for non-business days as described in the accompanying prospectus supplement dated February 6, 2004 under "Description of Notes We May Offer -- Interest Rates -- Floating Rate Notes -- Interest Reset Dates"

INTEREST DETERMINATION DATES: the second London business day preceding the related interest reset date, as described in the accompanying prospectus supplement dated February 6, 2004 under "Description of Notes We May
Offer -- Interest Rates -- Floating Rate Notes -- Interest Determination Dates"

INTEREST PERIODS: the initial interest period will be the period from and including September 20, 2004 to, but excluding, the initial interest reset date and the subsequent interest periods will be the periods from and including an interest reset date to, but excluding, the next interest reset date

INTEREST PAYMENT DATES: March 20 and September 20 of each year, commencing on March 20, 2005, unless adjusted for non-business days as described in the accompanying prospectus supplement dated February 6, 2004 under "Description of Notes We May Offer -- Interest Rates -- Floating Rate Notes -- Interest Payment Dates". If the stated maturity date does not occur on September 20, 2011, then the interest payment date as well as the interest reset date scheduled for September 20, 2011 will instead occur on the stated maturity date

REGULAR RECORD DATES: the business day before the related interest payment date as long as the note is in global form

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Cendant Corporation

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless the holder exercises the exchange right, we exercise the call right or an automatic exchange occurs

EXCHANGE RATE: 37.6493 shares of index stock for each $1,000 of outstanding face amount exchanged, subject to anti-dilution adjustment. Upon any voluntary or automatic exchange, we may, in our sole discretion, elect to pay the cash value of the index stock we would otherwise be obligated to deliver, as described in the accompanying prospectus supplement no. 373

EARLIEST CALL DATE; REDEMPTION PRICE: we may, in our sole discretion, redeem the offered notes at any time after September 20, 2006, at a redemption price equal to 100% of the outstanding face amount, provided, however, that the holder will be entitled to the benefit, if any, of an automatic exchange. If we call the offered notes, we will give notice to the holders not less than 5 nor more than 15 business days before the call date

REFERENCE PRICE OF INDEX STOCK: $22.25 per share

CUSIP NO.: 38143UAT8

     Your investment in the notes involves certain risks. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-3 of the accompanying prospectus supplement no. 373 so that you may better understand those risks.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                             ----------------------

                  Pricing Supplement dated September 13, 2004.

EXPIRATION OF EXCHANGE
RIGHT: If a holder wishes to exercise the exchange right, the required deliveries described in the accompanying prospectus supplement no. 373 under "General Terms of the Exchangeable
                                Notes -- Holder's Exchange Right -- Exercise
                                Requirements" must be made no later than 11:00 A.M., New York City time, on the business day before the determination date or any call notice date, whichever is earlier.

EARLIEST CALL DATE:             We may, in our sole discretion, redeem the
                                offered notes as early as the first day after September 20, 2006. This will be the case even if the interest payment date scheduled for September 20, 2006 would otherwise be deferred to a later date due to adjustment for non-business days. In that event, the interest payable on redemption will nevertheless accrue only to the call date.

NO LISTING:                     The offered notes will not be listed on any
                                securities exchange or interdealer market quotation system.

CENDANT CORPORATION:            According to its publicly available documents,
                                Cendant Corporation is a provider of travel and real estate services. Information filed with the SEC by Cendant Corporation under the Exchange
                                Act can be located by referencing its SEC file number: 001-10308.

HISTORICAL TRADING PRICE
INFORMATION:                    The index stock is traded on the New York Stock
                                Exchange under the symbol "CD". The following table shows the quarterly high and low trading prices and the quarterly closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 2002 and 2003 and for the three calendar quarters in 2004, through September 13, 2004. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

                                The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock shown below.

                                                                                       HIGH      LOW     CLOSE
                                                                                       ----      ---     -----
                                          2002
                                            Quarter ended March 31...................  19.99    15.35    19.20
                                            Quarter ended June 30....................  19.03    15.15    15.88
                                            Quarter ended September 30...............  15.66    10.75    10.76
                                            Quarter ended December 31................  12.88     9.04    10.48
                                          2003
                                            Quarter ended March 31...................  13.95    10.56    12.70
                                            Quarter ended June 30....................  18.39    12.67    18.32
                                            Quarter ended September 30...............  19.30    16.94    18.69
                                            Quarter ended December 31................  22.30    18.37    22.27
                                          2004
                                            Quarter ended March 31...................  24.39    21.74    24.39
                                            Quarter ended June 30....................  25.07    21.68    24.48
                                            Quarter ending September 30 (through
                                              September 13, 2004)....................  24.94    21.07    22.24
                                            Closing price on September 13, 2004......                    22.24

                                As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 373.

HYPOTHETICAL RETURNS TABLE:     In the table below, we compare the total pretax
                                return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the key terms and assumptions stated in the box below.

                                The index stock has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock shown above or to the hypothetical return examples shown below.

                                             KEY TERMS AND ASSUMPTIONS

                                          Original issue price, expressed as a percentage
                                            of the face amount............................              100%
                                          Exchange rate...................................    37.6493 shares
                                          Reference price of index stock..................  $22.25 per share
                                          Annual index stock dividend yield, expressed as
                                            a percentage of the reference price of the
                                            index stock (assumed).........................            1.600%
                                          Automatic exchange in full on the stated
                                            maturity date -- i.e., no prior redemption or
                                            voluntary exchange (assumed)
                                          No anti-dilution adjustments to exchange rate
                                            (assumed)
                                          No market disruption event occurs (assumed)

                                We calculate the total pretax return on your note based on the exchange rate of 37.6493 shares of the index stock for each $1,000 of the outstanding face amount of your note.

                                The closing price of the index stock must be, on the determination date, more than $26.5609 per share in order for the holder of a note to receive stock or cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This closing price is substantially higher than the reference price of $22.25 per share.

                                The following table assumes that dividends will be paid on the index stock, at the annual index stock dividend yield shown in the box above, from the trade date to the stated maturity date. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of pretax return on the index stock during the life of the offered notes, may differ substantially from the information reflected in the table below.

                                                           INDEX STOCK                               YOUR NOTE
                                          ----------------------------------------------   ------------------------------
                                                           HYPOTHETICAL                     HYPOTHETICAL
                                          HYPOTHETICAL   CLOSING PRICE ON                  MARKET VALUE ON
                                          CLOSING PRICE  STATED MATURITY    HYPOTHETICAL   STATED MATURITY   HYPOTHETICAL
                                            ON STATED      DATE AS % OF     PRETAX TOTAL    DATE AS % OF     PRETAX TOTAL
                                          MATURITY DATE  REFERENCE PRICE       RETURN        FACE AMOUNT        RETURN
                                          -------------------------------------------------------------------------------
                                          $ 0.00                    0%          -88.8%           100.0%           0.0%
                                          $11.13                   50%          -38.8%           100.0%           0.0%
                                          $15.58                   70%          -18.8%           100.0%           0.0%
                                          $22.25                  100%           11.2%           100.0%           0.0%
                                          $26.56              119.375%           30.6%           100.0%           0.0%
                                          $26.70                  120%           31.2%           100.5%           0.5%
                                          $28.93                  130%           41.2%           108.9%           8.9%
                                          $33.38                  150%           61.2%           125.7%          25.7%
                                          $40.05                  180%           91.2%           150.8%          50.8%
                                          $44.50                  200%          111.2%           167.5%          67.5%

                                The hypothetical pretax total return on the index stock represents the difference between
                                (a) the hypothetical closing price of one share of index stock on the stated maturity date plus the dividends that would be paid on one share of the index stock at the assumed dividend yield rate during the period from the trade date to the stated maturity date, without reinvestment of those dividends, and (b) the reference price of the index stock. This difference is expressed as a percentage of the reference price.

                                The hypothetical pretax total return on your note assumes no interest payments are received throughout the term of the note, and represents the difference between (a) the hypothetical market value of your note on the stated maturity date plus the amount of interest that would be payable on your note during the period from the trade date to the stated maturity date (or to the prior interest payment date as described below), without reinvestment of that interest, and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

                                We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to deliver on that date in an automatic exchange of your note. There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the sum of the outstanding principal amount plus the amount of the regular interest installment payable on your note on that date. Moreover, if an automatic exchange occurs, the holder of your note will not be entitled to receive that interest installment (as a result, where the hypothetical market value of your note is assumed to equal the automatic exchange amount, the hypothetical total return on your note is assumed to include interest accruing only to the interest payment date before the stated maturity date). Therefore, we have assumed that, unless that cash value exceeds that sum, the market value of your note on the stated maturity date will equal the principal amount.

                                We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date. Because the amount of stock that we will deliver on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

                                The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above, and those values should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Returns on Your Note" in the accompanying prospectus supplement no. 373.

                                Payments on this note are economically
                                equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under "Supplemental Discussion of Federal Income

                                Tax Consequences" in the accompanying prospectus supplement no. 373.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 373.

                               NOTICE OF EXCHANGE

                                                                DATED:
The Bank of New York
Corporate Trust Administration
101 Barclay Street, 21W
New York, New York 10286
Attn: Caroline Hyunji Lee (212-815-4991)
      Hector Herrera      (212-815-4293)
                          Fax: (212-815-5802)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn: Sharon Seibold   (212-902-7921)
      Stephen Barnitz  (212-357-4217)
                       Fax: (212-902-7993)

     Re: Floating Rate Exchangeable Notes due September 2011, issued by The
         Goldman Sachs Group, Inc. (Exchangeable for Common Stock of Cendant Corporation)

Dear Sirs:

The undersigned is, or is acting on behalf of, the beneficial owner of a portion of one of the notes specified above, which portion has an outstanding face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the pricing supplement no. 431, dated September 13, 2004, to the prospectus supplement no. 373, dated February 6, 2004, with respect to the outstanding face amount of the note set forth at the end of this notice of exchange. The exercise is to be effective on the business day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the next business day. We understand, however, that the effective date in all cases must be no later than the earlier of (i) the business day before the determination date and (ii) any call notice date. The effective date will be the exchange notice date.

If the note to be exchanged is in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

If the note to be exchanged is not in global form, the undersigned or the beneficial owner is the holder of the note and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the note and any payment required in respect of accrued interest are being delivered to the trustee.

If the undersigned is not the beneficial owner of the note to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

Terms used and not defined in this notice have the meanings given to them in the pricing supplement no. 431, dated September 13, 2004, and the prospectus supplement no. 373, dated February 6, 2004. The exchange of the note will be governed by the terms of the note.

The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be delivered or paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the note.

Face amount of note to be exchanged:
$
  -----------------------------------------
  (must be a multiple of $1,000)

                                          Very truly yours,

                                          --------------------------------------
                                          (Name of beneficial owner or person
                                          authorized to act on its behalf)

                                          --------------------------------------
                                          (Title)

                                          --------------------------------------
                                          (Telephone No.)

                                          --------------------------------------
                                          (Fax No.)

                                          --------------------------------------
                                          (DTC participant account number for
                                          delivery of index stock, if any)

FOR INTERNAL USE ONLY:
Receipt of the above notice of exchange
is hereby acknowledged:
GOLDMAN, SACHS & CO., as calculation agent

By:
    --------------------------------------------------------
    (Title)

Date and time of receipt:

---------------------------------------------------------
(Date)

---------------------------------------------------------
(Time)